Exhibit 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common stock of Wynn Resorts, Limited, par value $0.01, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: August 31, 2025

By:	/s/ Kevyn Wynn	By:	/s/ Gillian Wynn
Name:	Kevyn Wynn	Name:	Gillian Wynn

ELAINE P. WYNN FAMILY TRUST – 2016 DTD 5/24/2016

By:	/s/ Kevyn Wynn
Name:	Kevyn Wynn
Title:	Co-Trustee

By:	/s/ Gillian Wynn
Name:	Gillian Wynn
Title:	Co-Trustee